UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:     March 2011
Commission File Number:  001-10691

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                             Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                             No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 March 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 March 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 March 2011)
Announcement Mr. Blazquez, a Person Discharging Managerial Responsibility (“PDMR”) informs the Company of his beneficial interests. (02 March 2011)	Announcement Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (14 March 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 March 2011)	Announcement Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (15 March 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 March 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 March 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 March 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 March 2011)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and PDMRs inform the Company of their interests therein.
Dr Humer informs the Company of his beneficial interests.
 (10 March 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 March 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 March 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 March 2011)
Announcement
Company was notified of transactions on 10 March in respect of the Diageo Discretionary Incentive Plan and Mr. Fennell, a PDMR, informs the Company of his interests therein.
(11 March 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 March 2011)
Announcement Company announces intention to purchase shares to be held in treasury to satisfy grants made under employee share plans. (11 March 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 March 2011)
Announcement Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (11 March 2011)	Announcement Company announces total voting rights. (31 March 2011)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:32 02-Mar-2011
Number	11426-3E27

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 17,537 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 249,965,361 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,012,401.

J Nicholls

Deputy Company Secretary

2 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:32 02-Mar-2011
Number	11427-5C07

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification yesterday that the following Person Discharging Managerial Responsibilities ("PDMR") had on 1 March 2011 transferred the below listed ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse:

Name of PDMR	Number of Ordinary Shares
transferred to spouse

Nicholas Blazquez Mrs Alison Blazquez	10,818

The interests of the PDMR in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interest as potential beneficiary of the Company's Employee Benefit Trusts) are unchanged as a result of the above transaction.

J Nicholls

Deputy Company Secretary

2 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:21 04-Mar-2011
Number	11218-8D62

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,334 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 249,961,027 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,016,735.

J Nicholls

Deputy Company Secretary

4 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:56 07-Mar-2011
Number	11355-6487

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,006 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 249,954,021 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,023,741.

J Nicholls

Deputy Company Secretary

7 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:00 09-Mar-2011
Number	11259-48DE

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,496 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 249,951,525 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,026,237.

J Nicholls

Deputy Company Secretary

9 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:21 10-Mar-2011
Number	11521-472E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 March 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 February 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	15

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 March 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	16

S Fletcher	15

D Gosnell	15

J Grover	15

A Morgan	15

G Williams	15

I Wright	15

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.95.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 March 2011 from Dr FB Humer, a director of the Company, that he had purchased 693 Ordinary Shares on 10 March 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.95.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS* - American Depositary Share (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	30,068

PS Walsh	666,301

Name of PDMR	Number of Ordinary Shares

N Blazquez	51,332

S Fletcher	95,008

D Gosnell	72,527

J Grover	154,488

A Morgan	150,376

G Williams	183,764 (of which 6,232 are held as ADS*)**

I Wright	25,174

J Nicholls

Deputy Company Secretary

10 March 2011

*1 American Depositary Share is the equivalent of 4 Ordinary Shares.

** G Williams' holding in Ordinary Shares has been reduced by 2,268 Ordinary Shares, held by his son, who is no longer considered to be a connected person.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:08 11-Mar-2011
Number	11508-095E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,141 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 249,950,384 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,029,628.

J Nicholls

Deputy Company Secretary

11 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:36 11-Mar-2011
Number	11534-79B9

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification yesterday that the following Person Discharging Managerial Responsibilities ("PDMR") had on 10 March 2011 acquired an interest in ordinary shares of 28101/108 pence each ("Ordinary Shares") in the form of a one-off award under the Company's Discretionary Incentive Plan ("DIP"), adopted on 14 October 2009. There are performance conditions attached to the release of this award under the DIP, and the award will vest, subject to achievement of the performance conditions in two equal instalments in March 2014 and March 2015:

Name of PDMR	Number of Ordinary Shares

Andrew Fennell	59,682

The interests of the PDMR in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interest as potential beneficiary of the
Company's Employee Benefit Trusts) are unchanged as a result of the above transaction.

J Nicholls

Deputy Company Secretary

11 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:02 11-Mar-2011
Number	11601-FE19

TO:	Regulatory Information Service

PR Newswire

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that it intends shortly to purchase ordinary shares to be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

J Nicholls

Deputy Company Secretary

11 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:20 11-Mar-2011
Number	8378C17

RNS Number : 8378C
Diageo PLC
11 March 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 319,337 ordinary shares at a price of 1,181.51 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 250,269,721 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,503,710,291.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:09 14-Mar-2011
Number	11609-B901

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 33,933 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 250,235,788 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,745,904.

P Tunnacliffe

Company Secretary

14 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 14-Mar-2011
Number	9243C17

RNS Number : 9243C
Diageo PLC
14 March 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 355,988 ordinary shares at a price of 1,169.44 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 5,425,325 from 1st July 2010 to today's date

Following the above purchase, the Company holds 250,591,776 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,503,389,916

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 15-Mar-2011
Number	0099D17

RNS Number : 0099D
Diageo PLC
15 March 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 644,975 ordinary shares at a price of 1,147.23 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 6,070,300 from 1st July 2010 to today's date

Following the above purchase, the Company holds 251,236,751 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,502,749,417

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:48 16-Mar-2011
Number	11548-BFC3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 54,697 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,182,054 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,804,114.

P Tunnacliffe

Company Secretary
16 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:26 21-Mar-2011
Number	11223-0B1C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,800 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,179,254 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,806,914.

P Tunnacliffe

Company Secretary

21 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:58 23-Mar-2011
Number	11057-29FB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 5,138 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,174,116 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,812,052.

P Tunnacliffe

Company Secretary

23 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:07 25-Mar-2011
Number	11607-8722

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 9,600 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,164,516 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,821,652.

P Tunnacliffe

Company Secretary

25 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:00 28-Mar-2011
Number	11358-3171

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 10,764 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,153,752 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,832,416.

J Nicholls

Deputy Company Secretary

28 March 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:10 30-Mar-2011
Number	11405-D40D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,586 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,151,166 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,835,002.

J Nicholls

Deputy Company Secretary

30 March 2011

ompany	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	11:35 31-Mar-2011
Number	11134-0E1E

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,986,168 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 251,151,166 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,502,835,002 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 5 April 2011	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary